June 14, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mr. Karl Hiller

Branch Chief

Re:	Sunoco, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 24, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed May 6, 2010

File No. 001-06841

Dear Mr. Hiller:

On behalf of Sunoco, Inc. (“Sunoco” or the “Company”), set forth below are the responses of Sunoco to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 2, 2010 (the “Comment Letter”) regarding Sunoco’s above-referenced Form 10-K and Form 10-Q. For ease of reference, we have set forth below each comment of the Staff as stated in the Comment Letter, followed by our response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 6 - Inventories, page 78

1.	We note your disclosure indicating that in 2008, you recorded a $20 provision ($12 million after tax) to write down your chemical products inventory to market value. However in 2009, you reversed this lower of cost or market adjustment as the market value of these inventories recovered.

Tell us your reason for this reversal and how you arrived at the view of this being in conformance with U.S. GAAP, and not inconsistent with your accounting policy on page 70, which states that inventories are valued at the lower of cost or market. Additionally, please address the significance on your results of operations in the individual quarters that such reversals were recorded.

Mr. Karl Hiller

June 14, 2010

Response: In the fourth quarter of 2008, the Company recorded a $20 million lower of cost-or-market reserve ($12 million after tax) to reduce the carrying amount of certain of its chemicals inventories which are accounted for using the last-in, first-out (“LIFO”) method of accounting. During the first quarter of 2009, Sunoco sold chemical products inventory which was on-hand at December 31, 2008 and reversed the reserve related to that physical inventory as it was liquidated. Simultaneously, Sunoco rebuilt the chemicals inventory pool during the first quarter of 2009 with replacement inventory. As of March 31, 2009, Sunoco assessed the need for a lower of cost-or-market reserve related to the replacement inventory. Sunoco concluded that there was a $2 million after-tax reserve required for the new inventory on hand as the market value of the chemical products had not fully recovered to the LIFO cost at March 31, 2009. A consistent approach was utilized for the second quarter resulting in the reversal of the $2 million after tax reserve which was established at March 31, 2009.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 330-10-S99-1, “Inventory/SEC Materials,” describes the Staff’s position that registrants and their independent accountants, absent existing authoritative literature on LIFO accounting, should look to the Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories,” which was issued in November 1984 (“LIFO Issues Paper”) for guidance in determining what constitutes acceptable LIFO accounting practice. We believe that the reserve reversal related to the inventory sold during the first and second quarters of 2009 is consistent with the advisory conclusions contained in paragraphs 6-34 and 6-37 of the LIFO Issues Paper which advise that reversing the reserve based on the flow of units in all situations and making a new lower of cost or market determination is appropriate. We further believe that this is consistent with Sunoco’s accounting policy on inventories which indicates that inventories are valued at the lower of cost or market.

The after-tax reserve reversal amounted to $10 million and $2 million during the first and second quarters of 2009, respectively. The significance of these reversals on the Company’s results of operations was discussed in the analysis of earnings for its Chemicals business contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 21 and 32 of the Company’s Form 10-Q filings for the first quarter and second quarter of 2009, respectively.

Note 15 - Noncontrolling Interests, page 91

Logistics Operations, page 92

2.	We note your disclosure indicating that in February 2007, you recognized in income a previously “deferred gain” of $151 million ($90 million after tax), which arose when Sunoco Logistics Partners L.P. (the Partnership) issued common units to the public, increasing the investment value of your interest in the Partnership, reasoning that since your remaining subordinated units in the Partnership subsequently converted to common units, this incremental value then became residual interests and was thereby subject to recognition.

Mr. Karl Hiller

June 14, 2010

While the guidance in SAB Topic 5:H provides for an election to recognize gain for the value in excess of the parent’s carrying value upon a subsidiary’s sale of additional shares to the public, tell us why you believe this guidance would appropriately govern your recognition of gain upon conversion of subordinated units to common units, if this is your view.

Please be sure to explain whether you view such deferral and subsequent recognition as an additional elective aspect of the guidance, or if you believe it is coupled with the decision to recognize gains that may arise from the issuance of stock by a subsidiary. If you have an alternate view, based on other accounting literature, please explain the basis for your position.

Response: Prior to the issuance of Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” SAB Topic 5:H provided an election to recognize gains related to a subsidiary’s issuance of equity. In question 3 of this topic, the SEC staff indicated that recognition of a gain would not be appropriate in situations where dilution in a parent’s residual equity interests does not occur because the sale of an interest in its subsidiary is in the form of a class of equity that is preferred or senior to the equity interests held by the parent. Additional guidance on the application of SAB Topic 5:H was provided in the minutes of the September 25, 2002 meeting of the SEC Regulations Committee (“Regs Committee”) where the SEC staff discussed application of SAB Topic 5:H to a fact pattern where the subsidiary issuing its equity is a partnership with multiple classes of equity. The minutes of the Regs Committee state, “If the class of security issued by the subsidiary has a preference in distribution or liquidation rights over any other class of equity security (i.e., not possessing the characteristics of a residual equity interest, as in the case of common stock), the staff believes the transaction is not subject to SAB Topic 5:H. As such, there would be no “gain” on the transaction.”

As of its initial public offering, Sunoco Logistics Partners L.P. (the “Partnership”) had three types of equity: general partner interests, common units and subordinated units. The general partner interests and common units ranked equally and both were senior to the subordinated units. Although the units issued to the public were common units, the majority of the remaining interests in the Partnership held by Sunoco were subordinated units which represented the residual equity interest. These subordinated units would convert to common units upon the attainment of certain predefined requirements concerning minimum quarterly distributions, with the earliest date for full conversion being the first quarter of 2007.

During the 2002-2006 period, the Partnership issued common units to the public. However, Sunoco continued to hold subordinated units which represented the residual equity interest in the Partnership. Accordingly, no gain was recognized by Sunoco upon issuance of the common units by the Partnership as the common units did not represent residual equity interests.

During the first quarter of 2007, all conversion requirements outlined per the initial public offering were met and the last subordinated units held by Sunoco were converted to common units, thereby causing the common units to become the residual interest in the Partnership. SAB

Mr. Karl Hiller

June 14, 2010

Topic 5:H question No. 3 states, “The staff believes recognition is acceptable in situations other than sales of unissued shares in a public offering as long as the value of the proceeds can be objectively determined. With respect to the issuance of stock options, warrants and convertible and other similar securities, gain should not be recognized before exercise or conversion into common stock, then only provided that the realization of the gain is reasonably assured at the time of exercise or conversion.” We believe the conversion of the subordinated units into common units is analogous to the exercise or conversion of an equity security into common stock. Furthermore, although SAB Topic 5:H deals specifically with a subsidiary issuing its stock, which implies a corporate entity, we believe the Regs Committee guidance discussed above indicates that the SEC Staff also considers it acceptable to apply SAB Topic 5:H to non-corporate entities, such as limited partnerships. The value of the proceeds was objectively determined as the cash proceeds had been received. Accordingly, when all of the subordinated units were converted to common units, we believe the deferred gains from the previous issuance of units by the Partnership were appropriately recognized by Sunoco in net income under SAB Topic 5:H and the Regs Committee guidance. This approach is consistent with Sunoco’s prior practice and policy election to recognize gains in income rather than as an increase in its shareholders’ equity. It is management’s belief that this treatment is also consistent with the accounting applied by other registrants with similar circumstances.

3.	We further note your disclosure indicating that in 2008, you recognized $23 million ($14 million after tax) as a correction of error in the computation of the gain that you recorded in 2007, as raised in the comment above. Tell us how you concluded that the prior-period amount was not deemed to be material and therefore has not been restated, given that $14 million after tax error correction represented 8% of your $175 million net income for the first quarter of 2007.

Response: Sunoco analyzed materiality of the 2008 error correction considering both quantitative and qualitative factors. Quantitatively, as noted by the Staff, the impact of restating the first quarter of 2007 would have increased net income attributable to Sunoco shareholders for that period by 8.0% while the increase in net income attributable to Sunoco shareholders for the full year 2007 would have been 1.6%. The impact of restatement would have also reduced net income attributable to Sunoco shareholders for the fourth quarter of 2008 and the full year 2008 by 6.9% and 1.8%, respectively. From a qualitative perspective, the Company highlighted the impact of the misstatement on the results of operations in the fourth quarter of 2008 as a non-recurring error correction in the Company’s fourth quarter earnings release which was furnished in the Form 8-K dated February 5, 2009 and in the Quarterly Financial Information included in Sunoco’s Form 10-K filing for the year ended December 31, 2009. The misstatement did not impact the results of Sunoco’s core business segments as both the initial gain and the correction were excluded from Sunoco’s business segment income as unusual items. We also evaluated the impact on the trend of earnings for the Company in making our decision not to restate. The following table summarizes the quarterly earnings attributable to Sunoco shareholders as presented and if restated (in millions of dollars):

Mr. Karl Hiller

June 14, 2010

Presentation	Running Quarter-to-Quarter Trends			Trend vs. Prior-Year Quarter
	4Q06	1Q07	2Q07	1Q07	1Q08
As presented	123	175	509	175	(59)
If restated	123	189	509	189	(59)

	3Q08	4Q08		4Q07	4Q08
As presented	549	204		(9)	204
If restated	549	190		(9)	190

FASB ASC 250-10-45-27, “Accounting Changes and Error Corrections/Other Presentation Matters,” notes that in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. This guidance also noted that changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period. Based on this guidance and the data above, management concluded that the restatement would not have had a material impact on the income for the full fiscal year or affect the trend of earnings on a running-quarter or year-over-year basis given the magnitude of the changes in Sunoco earnings which are primarily attributable to its refining and marketing earnings.

Furthermore, given that a new accounting standard, SFAS No. 160, would eliminate gains of this nature effective January 1, 2009, we did not believe that the adjustment would provide useful information with regard to Sunoco’s future profitability.

Based on the analysis of the quantitative and qualitative factors discussed above, the Company concluded that the error was not material (i.e., the judgment of a reasonable person relying upon the information would not have been changed or influenced by the inclusion or correction of the item). As a result, the prior period financial statements were not restated.

Mr. Karl Hiller

June 14, 2010

Sunoco advises the Staff that it is aware of and it acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Joseph P. Krott, Sunoco’s Comptroller, at (215) 977-6283 or me at (215) 977-6665.

Sincerely,

/s/ Brian P. MacDonald

Brian P. MacDonald
Senior Vice President and Chief Financial Officer

cc:	Lily Dang